CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

July 27, 2010

VIA EDGAR

Mr. Hugh West
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561
U.S.A.

Re:	ICICI Bank Limited
Form 20-F for the year ended March 31, 2009
Filed September 29, 2009 (File No. 1-15002)

Dear Mr. West:

This letter is in response to the comments of the Securities and Exchange Commission regarding ICICI Bank’s Annual Report on Form 20-F as referenced above, set forth in your letter dated June 23, 2010 to Ms. Chanda Kochhar. Set forth below are the responses to the comments in your letter. For your convenience, each of the Staff’s comments is set forth below and followed by our response.

Operating and Financial Review and Prospects
Off Balance Sheet Items, Commitments and Contingencies

Guarantees, page 116

1.	In order for a reader to more clearly understand the nature of and the Company’s responsibility under these guarantees, please revise to provide the following in future filings:

Response: We will provide the information requested in future filings. The answers below are illustrative of our future responses.

•	Address the reasons for entering into these types of guarantor arrangements

We enter into guarantor arrangements to support the regular business activities of our clients. Illustrative examples of client business activities requiring guarantees include:
-	contracts to procure goods from suppliers, where guarantees are obtained by clients to provide suppliers with assurance of payment in case the clients fail to pay upon receipt of goods;

CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

-	submission of bids for projects, where the guarantees are obtained by clients to provide assurance of performance of contract obligations, in case the bid is awarded to them;
-
advances against goods or services to be supplied by clients to their own customers, where the guarantees are obtained by clients to assure their customers of a refund of advance in case the clients are unable to supply goods or services;

-
guarantees provided in lieu of security deposits or cash deposits, that clients would otherwise be required to maintain with stock exchanges, commodity exchanges, regulatory authorities or other bodies, or for participating in tenders or in other business contracts; and

-	guarantees obtained by the clients in favor of lenders that enable the clients to receive credit assistance or credit enhancement from lenders by providing such lenders with assurance of payment.

•	Consider providing a table which breaks down the company’s exposure determined by related loan type

We issue a variety of financial and performance guarantees as a part of our normal banking activities for our clients. Financial guarantees constituted approximately 25% of our guarantee exposure at March 31, 2010. Of these financial guarantees, approximately 30% were issued in favor of other lenders as beneficiaries to allow our clients to receive credit assistance or credit enhancement from such lender-beneficiaries. The balance of financial guarantees were issued to support other business activities of our clients, such as guarantees for procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constitute the remaining portion of our guarantee portfolio and amounted to approximately 75% of our guarantee exposure at March 31, 2010. As explained above, these guarantees support our clients’ business operations, such as by permitting them to submit project bids or enabling them to receive advances against goods or services to be supplied by them to their own customers. We do not classify each guarantee by the type of client business activity and thus we cannot provide more detailed information on our guarantee exposure by loan type.

•	Consider providing a rollforward of activity for the periods being presented which reflects additions, deletions, payments, settlements, etc.

The rollforward of activity for the year ended March 31, 2010 is set forth in the following table.
  Rs. in millions
Particulars	Performance Guarantees	Financial Guarantees
Opening balance at April 1, 2009	418,902.9	175,454.8
Additions: Issued during the year	166,040.3	125,032.2
Deletions: Closed due to expiry/termination	(115,521.0)	(131,120.1)

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

Particulars	Performance Guarantees	Financial Guarantees
during the year
: Invoked and paid during the year	(824.5)	(880.0)
Closing balance at March 31, 2010	468,597.7	168,486.9

•	Identify the company’s guarantor exposure when the related loan(s) is considered to be nonperforming or restructured.

We enter into guarantee arrangements with clients after conducting appropriate due diligence. Other banks and financial institutions (“Beneficiaries”) are the beneficiaries of some of our financial guarantees, which clients request so that they may receive loans from such Beneficiaries. If our clients default on these loans, the Beneficiaries exercise their rights under the guarantees and we are obligated to make certain payments to the Beneficiaries. Amounts that we pay to the Beneficiaries and do not recover from clients are subject to the Reserve Bank of India’s prudential norms on income recognition, asset classification and provisioning pertaining to advances.

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. The outstanding amount of such guarantees related to non-performing or restructured loans was Rs. 6,867.4 million at March 31, 2010.

•	Address whether the company’s guarantee changes or is revised when a related loan is restructured.

The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor.

•	Address the steps taken by the Company to mitigate risk once it has been determined that potential exposure exists due to the borrower’s risk profile deteriorating.

We generally provide guarantee facilities to our customers for a validity period of 12-18 months, and we review the guarantees at least annually during their validity period. If a client’s risk profile deteriorates to an unacceptable level, we may decline to renew the guarantee at expiration or may require additional security sufficient to protect the Bank’s exposure.

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

•	Address related party guarantees as part of the information to be presented

Page 130 of the 20-F under review discloses that our related party guarantees amounted to Rs. 1,916.1 million at March 31, 2009.

Fiscal 2009 Compared with Fiscal 2008
Treasury, page 123

2.
In your discussion of the reasons for the changes in non-interest income when comparing fiscal 2009 to fiscal 2008 you address the reversal of derivative income where receivables are overdue 90 days and the mark to market provisioning on security receipts. Please provide us with additional information which addresses the following:

•	Quantify the monetary amount of derivative income reversed and the reasons for the reversal;
•	Quantify the monetary amount of the mark to market adjustments recorded on the security receipts;
•	Address the nature and terms of both types of receivables; and
•	Address the processes undertaken by the company in evaluating their collectability.

Response: We have addressed the Staff’s comments on derivatives and security receipts separately below.

(a)	Derivative income reversed

In fiscal 2009, we reversed an amount equal to [**redacted**] under Indian GAAP relating to receivables under derivative contracts that were overdue for more than 90 days, in accordance with the Reserve Bank of India guidelines.

We offer various derivative products, including options and swaps, to our clients for their risk management purposes. We generally do not carry market risk on client derivative positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivative transactions. On maturity or premature termination of the derivative contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted overdue amounts owed to us into loans and advances.

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION
In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivative contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, we reverse derivative contracts receivables in our income statement when they are overdue for 90 days or more. After reversal, any expected recovery is accounted for only on actual receipt of payment.

We pursue a variety of recovery strategies to collect receivables owed in connection with derivative contracts. These strategies include, among other approaches, set-offs against any other payables to the same client, negotiated settlements, rescheduling of obligations, the exercise of rights against collateral (if available) and legal redress. We select collection strategies and make assessments of collectability based on all available financial information about a client account as well as economic and legal factors that may affect our recovery efforts.

Receivables owed in connection with derivative contracts receive different treatment for provisioning under U.S. GAAP from that received under Indian GAAP. Under U.S. GAAP, these receivables are analyzed in accordance with provisions for allowances for loan losses. Accordingly, under U.S. GAAP, the amount receivable by us when a derivative contract obligation arises is charged to the client’s account and treated like a loan. We periodically conduct a comprehensive analysis of our corporate loan portfolio, including overdue derivative receivables, to determine appropriate allowances for loan losses. This analysis takes into account both qualitative and quantitative criteria, including among other considerations, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account review of a substantial portion of our corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account and classify loans as impaired if principal or interest has remained overdue for more than 90 days.

(b)	Mark-to-market adjustments on security receipts

During fiscal 2009, we recorded a mark-to-market loss of Rs. 2,842.0 million on security receipts under Indian GAAP in accordance with RBI guidelines. Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies (“ARCs”). The Securitization Act, 2002 and RBI guidelines permit ARCs to purchase financial assets from banks and other financial institutions. Reserve Bank of India guidelines provide that a bank may sell financial assets to ARCs if the assets are non-performing. (See “Supervision and Regulation — Reserve Bank of India Regulations — Regulations relating to Sale of Assets to Asset Reconstruction Companies” on page 177 of our filing.) The ARCs, in turn, generally issue securities in the form of pass-through instruments wherein payments to holders of the securities are based on actual realized cash flows from the transferred assets.

In accordance with Reserve Bank of India guidelines on “Prudential norms for classification, valuation and operation of investment portfolio by banks”, all

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
THE SECURITIES AND EXCHANGE COMMISSION

instruments received by banks, whether as consideration for transferred non-performing assets or otherwise, are securities.  Accordingly, RBI regulations on the valuation and classification of securities apply to ARC securities held by banks. As required by the guidelines, such instruments are valued at the net asset values as declared by the asset reconstruction companies, giving rise to mark-to-market adjustments in our books.

Under U.S. GAAP, the assets we sell in exchange for ARC security receipts do not qualify for sale accounting for the following reasons:

1.
Certain transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing” because we retain beneficial interests in the transferred assets in the form of security receipts;

2.
Certain transfers qualify for sale accounting but are impacted by FASB ASC Subtopic 810-10 “Consolidation-overall”. The funds or trusts to which these loans have been transferred are variable interest entities within the definition provided in ASC Subtopic 810-10. As we are the “Primary Beneficiary” of certain funds or trusts, we are required under U.S. GAAP to consolidate these entities.

These assets are considered under U.S. GAAP as restructured assets. The allowance carried on them, at the time of sale, is the greater of (a) the amount of the provision we held with respect to such asset before selling it to the ARC or (b) the gross principal outstanding on these loans minus the amount paid to us by the ARC in the form of security receipts issued. We determine allowances on the loans based on the present values of the expected cash flows discounted at the original contracted rates (see Note 21(2a), “Differences between Indian GAAP and U.S. GAAP — Allowances for loan losses” on page F-84 of our filing).

Schedules forming part of the Consolidated Accounts
Significant Accounting Policies
Note 13 – Investments
f) Repurchase and reverse repurchase transactions, page F-32

3.
We note your disclosure here and on page F-60 that you account for repurchase transactions in accordance with Reserve Bank of India guidelines. In an effort to help us understand your disclosure, please tell us and revise your future filings to address the following:

•	Explain how repurchase transactions are reported under Indian GAAP and clarify your accounting policy (e.g. sales, collateralized financings, etc.);
•	If you have accounted for any of these transactions as sales for accounting purposes in any period for which your financial statements have been presented and quantify such amounts; and

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
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THE SECURITIES AND EXCHANGE COMMISSION
•
Compare and contrast Indian GAAP to U.S. GAAP (refer to ASC 860). In this regard, if the accounting treatment differs explain why there would be no reconciling item identified in Note 21 (Differences between Indian GAAP and U.S. GAAP).

Response: We enter into repurchase and reverse repurchase transactions in government securities. These transactions are generally of a very short tenure and are entered into with banks and other financial institutions as counterparties.

Repurchase transactions and reverse repurchase transactions are each two-step transactions. In accordance with the Reserve Bank of India guidelines, in the first step of a repurchase transaction, we remove securities from our investment portfolio by selling them to other banks or financial institutions. In the first step of a reverse repurchase transaction, by contrast, we add securities to our investment portfolio by purchasing securities from other banks or financial institutions. The second step of a repurchase transaction or a reverse repurchase transaction involves the “reversal” of the first step. In the case of repurchase transactions, the second step involves repurchasing the sold securities; in the case of reverse repurchase transactions, the second step involves selling the purchased securities. Under Reserve Bank of India guidelines, upon completion of the second step, the net income impact of a repurchase transaction is recognition of contracted interest expense, whereas the impact of a reverse repurchase transaction is recognition of contracted interest income.

Under U.S. GAAP (ASC Topic 860), the repurchase and reverse repurchase transactions described above qualify for accounting treatment as repurchase agreements since they satisfy all the conditions specified in Paragraph 860-10-40-24, which precludes sale accounting for these transactions. Accordingly, these transactions receive treatment as secured borrowings and lendings, in accordance with Paragraph 860-10-40-23. As the accounting treatment of interest cost or income of these transactions is the same under Indian GAAP and U.S. GAAP, our filing does not include a reconciling item in Note 21 (Differences between Indian GAAP and U.S. GAAP).

The outstanding amount of securities sold through repurchase transactions with other banks and financial institutions was Rs. 48,105.4 million at March 31, 2009 and Rs. 48,619.6 million at March 31, 2010. The outstanding amount of securities purchased through reverse repurchase transactions with other banks and financial institutions was Rs. 1,348.3 million at March 31, 2009 and Rs. 84.3 million at March 31, 2010. The total outstanding amount of both sets of transactions was about 1.02% of our total assets at March 31, 2009 and about 1.0% at March 31, 2010.

We will include the above discussion and disclosures in future filings.

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
THE FREEDOM OF INFORMATION ACT AND APPLICABLE REGULATIONS OF
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Schedules forming part of the Consolidated Financial Statements
Note 21 – Differences between Indian GAAP and U.S. GAAP
a)           Allowance for loan losses, page F-86

4.
Explain to us in greater detail why the impact of the differences in accounting for the provision associated with troubled debt restructurings would have a positive / favorable impact reducing the determination of the ALLL under U.S. GAAP.

Response: We refer to the difference in accounting treatment of allowances for loan losses between Indian GAAP and U.S. GAAP on page F-84 of our Annual Report on Form 20-F for the year ended March 31, 2009.

We classify a loan as a troubled debt restructuring where we have made concessionary modifications to the terms of the loan that we would not otherwise have considered in the absence of the borrower’s financial difficulties. For these loans, cash receipts are normally applied to principal and interest in accordance with the terms of the restructured loan agreement.

Differences between Indian GAAP and U.S. GAAP in accounting for provisions associated with troubled debt restructurings result in different determinations of allowances for loan losses under Indian GAAP and U.S. GAAP in certain years. Under Indian GAAP, a provision equal to the difference between the fair value of the loan before and after restructuring is required. The fair value of the loan before restructuring is an amount equal to the present value of cash flows of principal and interest to be paid under the original terms of the loan. The fair value of the loan after restructuring is an amount equal to the present value of cash flows of principal and interest to be paid under the terms of the restructured loan. Both sets of cash flows are discounted by the current lending rate (generally, our Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring).

Under U.S. GAAP, the difference between the carrying value and the present value of the estimated future cash flows discounted at the original contracted rate is debited to the income statement. In certain instances, this different standard results in provisions recognized under U.S. GAAP in earlier years being higher than under Indian GAAP. In subsequent years, while the provision under Indian GAAP remains unchanged from the original amount, the provision under U.S. GAAP drops because of the passage of time and a reduction in the outstanding balance of the loans.

We note, however, that the total allowances on troubled debt restructuring cases under U.S. GAAP for fiscal 2008 and fiscal 2009 were higher than the corresponding total provisions held under Indian GAAP. The resulting differences are

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
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THE SECURITIES AND EXCHANGE COMMISSION

part of the negative adjustment in the reconciliation to U.S. GAAP shareholders’ equity on page F-83 of our 2009 filing.

h)           Accounting for securitizations

5.
So that we may have a better understanding of the reasons and the basis for having both a positive and a negative impact on net income, provide us with additional information addressing the reasons for positive/favorable impact on net income in fiscal periods 2007 and 2008 and the reasons for a negative / unfavorable impact in fiscal 2009.

Response:

We primarily securitize loans through “pass-through” securitization transactions involving special purpose entities, usually constituted as trusts. After the securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts. The securitization transactions are either with limited recourse or without recourse. We have provided further disclosures about these transactions on page F-64 of our filing.

The Reserve Bank of India has issued guidelines on the securitization of standard assets. These guidelines define criteria for true sales of assets and provide the RBI’s policy on credit enhancement facilities, liquidity facilities, underwriting facilities and the provision of services. These guidelines also provide the RBI’s policy on the accounting treatment of securitization transactions and related disclosure requirements. In accordance with these guidelines, which have been in effect since February 1, 2006, we account for any loss arising on securitization immediately at the time of sale and amortize the profit/premium arising on account of securitization over the life of the asset. Prior to February 1, 2006, we recorded profit arising on account of securitization at the time of sale.

The assets transferred under our securitization transactions are derecognized under U.S. GAAP in accordance with ASC Topic 860. Under U.S. GAAP, gains and losses on the sale of assets are recognized at the time of sale. Because gains are not recognized at the time of sale under Indian GAAP, but are instead amortized, there is positive/favorable impact under U.S. GAAP in the year when the assets are securitized and positive/favorable impact under Indian GAAP over the period through which the gains are amortized.

In fiscal 2007 and 2008, amounts equal to Rs. 1,431.4 million and Rs. 276.6 million respectively, which represented gains on the respective years’ transactions as adjusted for gains relating to past periods’ transactions recognized on an amortized basis, were deferred under Indian GAAP but recognized under U.S. GAAP, resulting in higher net income under U.S. GAAP than under Indian GAAP in both years. In fiscal 2009, due to a decrease in new securitization activity, the income recognized on an amortization basis under Indian GAAP was higher than income required to be

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CONFIDENTIAL TREATMENT REQUESTED BY ICICI BANK LIMITED UNDER
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deferred on new transactions, resulting in higher net income of Rs. 671.7 million under Indian GAAP than under U.S. GAAP.

Note 22 – Notes under U.S. GAAP
General

6.
We note your disclosures under “Legal and Regulatory Proceedings” beginning on page 81 regarding the various litigation related matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

(i)	the possible loss or range of loss; or
(ii)	a statement that an estimate of the loss cannot be made.

In this regard, we do not believe that general boilerplate disclosure indicating that judgments or settlements based on consultation with counsel will not have a material adverse effect on your result of operations, financial condition or liquidity satisfies the criteria in ASC 450. ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please provide us with and revise your disclosures, in future filings, to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50 within the footnote.

Response: As mentioned on page 81 of our filing, we are involved in a number of legal and regulatory proceedings in the ordinary course of our business. Our significant accounting policies on page F-31 of our filing describe our approach toward provisions and disclosures based on the probability of incurring losses in these proceedings.

We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of a provision based on our estimate of the amount

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required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the consolidated financial statements. When there is only a remote risk of loss we do not recognize a provision nor do we include a disclosure in the consolidated financial statements.

Legal claims against us generally arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offenses and other cases filed in the normal course of business. We are also subject to counter-claims arising in connection with our enforcement of contracts and loans.

We held a provision of Rs. 108.2 million at March 31, 2010 for 430 cases with claims totaling approximately Rs. 221.0 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Since the amount of these provisions was 0.24% of our net income under U.S. GAAP, we have not included detailed disclosures in our filing about the litigation matters related to these provisions.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, we have included the amount of claims against us in our contingent liabilities. At March 31, 2010, such claims amounted to a total of Rs. 104.0 million in connection with 48 separate cases. Since the amount of claims under these cases is 0.23% of our net income under U.S. GAAP, we have not included detailed disclosures in our filing about the nature of litigation matters related to these claims. Further, as explained above, it is not possible to make an estimate of the possible loss or range of possible losses for these cases due to the nature of the cases.

For cases where an unfavorable outcome is deemed to be remote, we have not made a provision, nor have we included the amount of the claims in these cases in our contingent liabilities. However, we have disclosed the total number of cases involving claims of Rs. 10 million or more and the total value of claims made against us in such cases. We have also described each case involving a claim of Rs. 1.0 billion or more. Based on our belief that none of the cases described in this paragraph are expected to have a material adverse effect on our financial position, results of operations or cash flows, we have included a statement to that effect in our filing.

In some instances, litigants in civil lawsuits against ICICI Bank name our directors as co-defendants.  There were 402 such cases at March 31, 2010.  These cases are included within the cases described in the preceding three paragraphs.

In future filings we will include a discussion of litigation matters similar to that provided here, as well as the aggregate value of claims in cases where an unfavorable outcome is deemed to be probable or reasonably possible to indicate that the exposure

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to loss could be in excess of the provision held. If appropriate, we will also include a statement to the effect that an estimate cannot be made of the possible loss or range of possible losses for certain cases.

*           *           *

ICICI Bank Limited hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attempted to address each of the comments raised in your letter and any concerns that the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157 (rakesh.jha@icicibank.com) or Margaret E. Tahyar at (212) 450-4379 (margaret.tahyar@dpw.com).

Sincerely yours,
/s/ Rakesh Jha
Rakesh Jha Deputy Chief Financial Officer

cc:	Manoj Kumar Vijai, KPMG Margaret E. Tahyar, Esq., Davis Polk & Wardwell

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